SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                             Form 6-K

                     Report of Foreign Issuer

               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of April, 1999

                          HOLLINGER INC.

         (Translation of registrant's name into English)

                        10 Toronto Street
                     Toronto, Ontario M5C 2B7
                              CANADA

             (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F             Form 40-F  x

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                   No  x

                           EXHIBIT LIST


                                                            Sequential
Exhibit             Description                             Page Number
-------             -----------                             -----------

99.1         Press Release dated April 15, 1999                  5
             of Hollinger Inc.

99.2         Press Release dated April 15, 1999                  6
             of Hollinger Canadian Publishing
             Holdings Inc., Hollinger
             International Inc. and Hollinger
             Inc.

                            SIGNATURES


          Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  HOLLINGER INC.

Date: April 19, 1999          by
                                   /s/ Charles G. Cowan, Q.C.
                                   ----------------------------
                                   Name:  Charles G. Cowan, Q.C.
                                   Title: Vice President and
                                          Secretary